UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Duos Technologies Group, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

266042209

(CUSIP Number)

Norman H. Pessin

Sandra F. Pessin

Brian L. Pessin

500 Fifth Avenue, Suite 2240

New York, NY 10110

(212) 661-2670

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 14, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 266042209

1	NAME OF REPORTING PERSON

Norman H. Pessin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		625,402(1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

625,402(1)
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

625,402(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%
14	TYPE OF REPORTING PERSON

PN

(1)	Does not include shares of Common Stock, par value $0.001 (“Common Stock”) and Common Stock issuable upon conversion of Series B convertible cumulative preferred stock (the “Series B Convertible Preferred Stock”) held by Sandra F. Pessin, the spouse of Norman H. Pessin.

2

CUSIP NO. 266042209

1	NAME OF REPORTING PERSON

Sandra F. Pessin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,000,000(1)(2)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,000,000(1)(2)
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000,000(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%
14	TYPE OF REPORTING PERSON

CO

(1)	Does not include Common Stock held by Norman H. Pessin, the spouse of Sandra F. Pessin.
(2)	Excludes 3,410,000 shares of Common Stock underlying Series B Preferred Stock that is not currently exercisable due to a 4.99% beneficial ownership limitation with respect to Common Stock owned by Sandra F. Pessin, affiliates of Sandra F. Pessin or members of a Group with Sandra F. Pessin. Such 4.99% beneficial ownership limitation can be increased to 9.99%.

3

CUSIP NO. 266042209

1	NAME OF REPORTING PERSON

Brian L. Pessin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,050,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,050,000
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,050,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP NO. 266042209

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to shares (the “Shares”) of Common Stock, $0.001 par value (the “Common Stock”) of Duos Technologies Group, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 6622 Southpoint Drive S., Suite 310, Jacksonville, Florida 32216.

Item 2.	Identity and Background.

(a)        This statement is filed by:

(i)	Norman H. Pessin;
(ii)	Sandra F. Pessin;
(iii)	Brian L. Pessin.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of the Reporting Persons is 500 Fifth Avenue, Suite 2240, New York, NY 10110.

(c)       The principal occupation of Norman H. Pessin and Brian L. Pessin is investing in securities. The principal occupation of Sandra F. Pessin is housewife.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each of the Reporting Persons are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 625,402 Shares owned by Norman H. Pessin is approximately $259,542, including brokerage commissions. The Shares owned by Norman H. Pessin were acquired with personal funds. The aggregate purchase price of the 1,000,000 Shares owned by Sandra F. Pessin is approximately $290,000, including brokerage commissions. The Shares owned by Sandra F. Pessin were acquired with personal funds. The aggregate purchase price of the 1,050,000 Shares owned by Brian L. Pessin is approximately $316,250, including brokerage commissions. The Shares owned by Brian L. Pessin were acquired with personal funds.

The amounts reflected above do not include 1,705 shares of Series B convertible cumulative preferred stock (the “Series B Convertible Preferred Stock”) convertible into 3,410,000 shares of Common Stock, subject to a beneficial ownership limitation.

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CUSIP NO. 266042209

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

Based on 21,007,157 outstanding shares of Common Stock as of November 13, 2018 represented on the Form 10-Q filed by the Issuer with the SEC on November 11, 2018. In addition, it is the understanding of the Reporting Persons that an additional 3,000,000 shares of Common Stock have been issued by the Issuer as a result of Warrant exercises. Accordingly, the Reporting Persons believe that the Issuer has 24,007,157 outstanding shares of Common Stock.

A.	Norman H. Pessin
(a)	As of the close of business on March 28, 2019, Norman H. Pessin directly beneficially owns 625,402 Shares. Such amount does not include Shares or shares of Common Stock issuable upon the exercise of Series B Convertible Preferred Stock held by Sandra F. Pessin, the spouse of Norman H. Pessin.

Percentage: Approximately 2.6%

(b)	1. Sole power to vote or direct vote: 625,402
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 625,402
4. Shared power to dispose or direct the disposition: 0

(c)	Norman H. Pessin did not make any transactions in the Shares during the past sixty days.
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CUSIP NO. 266042209

B.	Sandra F. Pessin
(a)	As of the close of business on March 28, 2019, Sandra F. Pessin beneficially owned 1,000,000 Shares. Such amount does not include shares of Common Stock owned by Norman H. Pessin the spouse of Sandra F. Pessin. Excludes 3,410,000 shares of Common Stock underlying Series B Preferred Stock that are not currently exercisable due to a 4.99% beneficial ownership limitation with respect to Common Stock owned by Sandra F. Pessin, affiliates of Sandra F. Pessin or members of a Group with Sandra F. Pessin. Such 4.99% beneficial ownership limitation can be increased to 9.99%.

Percentage: Approximately 4.2%

(b)	1. Sole power to vote or direct vote: 1,000,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,000,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Sandra F. Pessin during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	Brian L. Pessin
(a)	As of the close of business on March 28, 2019, Brian L. Pessin beneficially owned 1,050,000 Shares.

Percentage: Approximately 4.4%

(b)	1. Sole power to vote or direct vote: 1,050,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,050,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Brian L. Pessin during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, are the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(d)       No person, other than the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 28, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

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CUSIP NO. 266042209

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Norma H. Pessin, Sandra F. Pessin and Brian L. Pessin.

8

CUSIP NO. 266042209

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2019

/s/ Norman H. Pessin
Norman H. Pessin

/s/ Sandra F. Pessin
Sandra F. Pessin

/s/ Brian L. Pessin
Brian L. Pessin

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CUSIP NO. 266042209

SCHEDULE A

Transaction in the Shares During the Past Sixty Days

Nature of Transaction	Date of Purchase/Sale [dd/mm/yyyy]	Securities Purchased	Price Per Share [$]

SANDRA F. PESSIN

Purchase of Common Stock	3/14/19	500,000*	$.055*

BRIAN L. PESSIN

Purchase of Common Stock	3/14/19	500,000*	$.055*

* Represents Shares that were acquired upon the exercise of Warrants at an exercise price of $.055 per share.